[redacted]

SECURI[barcode] N

06004986

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53064

JM 3/17

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Metlife Investors Distribution Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Park Plaza
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Spangenberg (314)525-9109
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

100 South 4th Street, Suite 300	St. Louis	Missouri	63128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 2 2006 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/31

OATH OR AFFIRMATION

I, Timothy A. Spangenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedule pertaining to the MetLife Investors Distribution Company, (the "Company") as of and for the year ended December 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/22/06

Signature/Date

Chief Financial Officer

Title

Notary Public

DIANE CAFFEY
NOTARY PUBLIC - NOTARY SEAL
STATE OF MISSOURI
ST. LOUIS COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (Not Applicable)
- ☒ Notes to Consolidated Financial Statements
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
- ☐ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not Applicable)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Not Applicable)
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Refer to Item g)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (Not Applicable)
- ☒ (1) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report (Not Required)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MetLife Investors Distribution Company

(SEC I.D. No. 8-53064)

Financial Statements and
Supplemental Schedule as of and for the
Year Ended December 31, 2005,
Independent Auditors' Report, and
Supplemental Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

METLIFE INVESTORS DISTRIBUTION COMPANY

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
MetLife Investors Distribution Company:

We have audited the accompanying statement of financial condition of MetLife Investors Distribution Company (the "Company") as of December 31, 2005, and the related statements of operations, cash flows, and stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the audit standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2006

METLIFE INVESTORS DISTRIBUTION COMPANY

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 14,489,576
Mutual fund fee receivable	3,949,375
Receivable from affiliate	46,355
Income taxes receivable from affiliate	80,011
Other assets	138,866
TOTAL	$ 18,704,183

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to affiliate	11,513,808
Income taxes payable	22,644
Total liabilities	11,536,452
STOCKHOLDER'S EQUITY:	
Common stock, no par value; 30,000 shares authorized, 25,000 shares issued and outstanding	100,000
Additional paid-in capital	3,472,069
Retained earnings	3,595,662
Total stockholder's equity	7,167,731
TOTAL	$ 18,704,183

See notes to financial statements.

METLIFE INVESTORS DISTRIBUTION COMPANY

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Gross concession income from affiliates	$279,056,686
Mutual fund fee revenue	39,796,361
Other income	1,613,605
Total revenues	320,466,652
EXPENSES:	
Commissions to affiliates	316,592,381
Other commissions	1,079,490
Overhead charges from affiliates	156,463
Regulatory fees and licenses	364,676
Total expenses	318,193,010
INCOME BEFORE INCOME TAXES	2,273,642
PROVISION FOR INCOME TAXES	840,205
NET INCOME	$ 1,433,437

See notes to financial statements.

METLIFE INVESTORS DISTRIBUTION COMPANY

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,433,437
Adjustments to reconcile net income to net cash from operating activities—	
Change in operating assets and liabilities:	
Mutual fund fee receivable	(1,026,754)
Receivable from affiliate	17,866
Income taxes receivable from affiliate	(80,011)
Other assets	(95,513)
Income tax payable	(105,494)
Net cash from operating activities	143,531
CASH FLOWS FROM FINANCING ACTIVITIES—Payable to affiliate	3,569,595
INCREASE IN CASH AND CASH EQUIVALENTS	3,713,126
CASH AND CASH EQUIVALENTS—Beginning of year	10,776,450
CASH AND CASH EQUIVALENTS—End of year	$ 14,489,576

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—
Income tax payments totaled $1,028,671

See notes to financial statements.

METLIFE INVESTORS DISTRIBUTION COMPANY

STATEMENT OF STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE—January 1, 2005	$ 100,000	$ 3,472,069	$ 2,162,225	$ 5,734,294
Net income			1,433,437	1,433,437
BALANCE—December 31, 2005	$ 100,000	$ 3,472,069	$ 3,595,662	$ 7,167,731

See notes to financial statements.

METLIFE INVESTORS DISTRIBUTION COMPANY

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005

1. DESCRIPTION OF COMPANY

MetLife Investors Distribution Company (the "Company") is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of MetLife Investors Group, Inc. ("MLIG" or "Parent"), which is a wholly owned subsidiary of MetLife, Inc. ("MetLife").

The Company is a wholesale broker dealer and facilitates the offerings of General American Life Insurance Company ("General American"), Paragon Life Insurance Company ("Paragon") and New England Life Insurance Company ("New England") variable insurance policy products to the marketplace by entering into agreements with other broker dealers for distribution. Both General American and Paragon are wholly owned subsidiaries of GenAmerica. GenAmerica and New England are wholly owned subsidiaries of MetLife. The Company also has distribution agreements with certain affiliates of MLIG to sell and distribute variable annuities. The Company receives fees from the Met Investors Series Trust and the Metropolitan Series Fund, Inc. (collectively the "Trusts") under Rule 12b-1 of the Investment Company Act of 1940 for activities primarily intended to result in the sale of the Trusts' shares. The Trusts offer certain portfolios, which serve as investment options of policyholders of the Company's affiliated insurance companies.

The Company carries no customer accounts and no customer funds or securities are held in connection with their brokerage and investment advisory services. Accordingly, the Company is exempt under Section (k)(1) from Rule 15c3-3 under the Securities Exchange Act of 1934.

The Company's operations and activities are highly dependent on its relationship with affiliates of MetLife.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The significant principles are as follows:

Cash and Cash Equivalents—Cash and cash equivalents consist of cash in banks and money market accounts.

Revenue Recognition—Revenue consists primarily of concession revenue for the completion of security transactions and mutual fund 12b-1 fees. Concession revenue and the related concession expenses are recognized on the trade date. Service fees are recognized upon completion of the services. Revenues related to mutual fund 12b-1 fees are recognized when earned.

Income Taxes—The Company is a member of the consolidated federal income tax group established by MetLife for its wholly owned subsidiaries. As a result, the Company's income and deductions are included in the consolidated return and any computed taxes payable or receivable are due to or from the Parent. The Company participates in a Tax sharing Agreement with MetLife. MetLife allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution

to consolidated taxable income or loss using the statutory rate applicable to the consolidated group. The Company also files tax returns with various state taxing agencies, both on a stand alone and combined basis with various subsidiaries of the Parent. As a result, the Company's state income taxes payable or receivable are due to or from various state taxing agencies or such subsidiaries of the Parent.

The Company applies the concepts of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which establishes deferred tax assets and liabilities based upon the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 allows recognition of deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be realized.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

3. TRANSACTIONS WITH AFFILIATES

All personnel who perform services for the Company are the employees of MetLife. MetLife and General American allocate expenses to the Company for other operating expenses based on the actual costs incurred. MetLife and General American also provide certain administrative and other services to the Company and allocate overhead charges accordingly. Charges allocated to the Company for such services for the year ended December 31, 2005, were as follows:

Overhead charges from affiliates	$156,463

The amounts charged by affiliates are based on agreed-upon amounts which are based on the estimated value of services provided to the Company. These charges might differ from amounts that would be charged if such services were provided by third parties.

General American allocates gross concession income to the Company based on completed security transactions which totaled $6,618,035 for the year ended December 31, 2005. The Company then pays commissions to Walnut Street Securities, Inc., ("Walnut Street") a related subsidiary of General American, for transactions completed by Walnut Street registered representatives. To the extent that the Company's activities are with General American, revenues are fully paid out in the form of commission expense.

The Company has a selling agreement with New England to facilitate the sale of New England variable products. New England allocates gross concession income to the Company based upon completed security transactions which totaled $521,553 for the year ended December 31, 2005. The Company retains a portion of gross revenue received as an allowance for marketing the product. This amount totaled $83,774 for the year ended December 31, 2005. The Company then pays commissions to Walnut Street for transactions completed by registered representatives of Walnut Street totaling $296,110 for the year ended December 31, 2005. The Company also pays commission expense to nonaffiliated broker dealers for sales made by their respective registered representatives which totaled $141,669 for the year ended December 31, 2005.

The Company has a selling agreement with Metropolitan Life Insurance Company ("Metropolitan Life") to facilitate the sale of Metropolitan Life variable products. Metropolitan Life allocates gross concession

income to the Company based upon completed security transactions, which totaled $100,686 for the year ended December 31, 2005. Under the agreement, the Company retains a portion of gross revenue as an allowance for marketing the product. The total amount retained was $19,937 for the year ended December 31, 2005. The remaining $80,749 is paid as commission expense to nonaffiliated broker dealers for sales made by their respective registered representatives.

The Company earns commission income from distribution agreements with MetLife Investors USA Insurance Company and MetLife Investors Insurance Company (collectively, the "MetLife Insurance Companies"). The MetLife Insurance Companies allocate gross concession income to the Company based on completed security transactions, which totaled $270,959,339 for the year ended December 31, 2005. Under these distribution agreements, the MetLife Insurance Companies are responsible for paying commission expense directly to the representatives of the Company. The total commission paid was $270,460,415 for the year ended December 31, 2005. Additionally, in accordance with the agreement, the Company pays virtually all 12b-1 fees received to the MetLife Insurance Companies for services performed. The Company paid $39,217,821 in 12b-1 fees to affiliated entities for the year ended December 31, 2005.

The Company earns service fees from General American based on agreed upon amounts for the completion of securities transactions, totaling $140,000 for the year ended December 31, 2005. The service fees are included in other income in the statement of operations.

Additionally, the Company had a selling agreement with Paragon to facilitate the sale of Paragon's Group Variable Universal Life products. This selling agreement was terminated during 2005. Under terms of the agreement, Paragon allocated gross concession income to the Company based on completed security transactions, which totaled $857,072 for the year ended December 31, 2005. The Company pays commission expense related to these security transactions to nonaffiliated broker dealers for sales made by their respective registered representatives.

4. INCOME TAXES

Income tax expense for the year ended December 31, 2005, consists of the following:

Current income tax expense:	
Federal	$ 774,949
State	68,217
Deferred income tax benefit—federal	(2,961)
Total income tax expense	$ 840,205

Income tax expense for the year ended December 31, 2005, differed from the amounts computed by applying the U.S. federal income tax rate of 35% to profit before income taxes as a result of the following:

Computed expected tax expense	$ 795,774
State tax—net of federal	44,341
Other	90
	$ 840,205

The deferred income tax asset recorded in the statement of financial condition as of December 31, 2005, is as follows:

Deferred tax asset—state income tax	$ 216
Net deferred tax asset	$ 216

The Company has not provided for a valuation reserve against the deferred tax asset as management has determined it is more likely than not that all of the deferred tax asset will be realized.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and an allowable percentage of aggregate indebtedness to net capital as defined under this rule of not more than 1500%. Net capital and the related net capital percentage may fluctuate on a daily basis. At December 31, 2005, the Company has net capital of $2,879,071, which was $2,109,975 in excess of its required net capital of $769,096. The Company's net capital percentage (aggregate indebtedness to net capital) was approximately 401% at December 31, 2005.

* * * * * *

SUPPLEMENTAL SCHEDULES

METLIFE INVESTORS DISTRIBUTION COMPANY

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

Net capital:	
Stockholder's equity	$ 7,167,731
Deductions—non-allowable assets	4,214,607
Haircuts on securities	74,053
Net capital	$ 2,879,071
Aggregate indebtedness—items included in the statement of financial condition:	
Payable to affiliate	$ 11,513,808
Income taxes payable	22,644
Total aggregate indebtedness	$ 11,536,452
Computation of basic net capital requirement—minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 769,096
Excess net capital	$ 2,109,975
Percentage of aggregate indebtedness to net capital*	401 %

*In accordance with Rule 15c3-1, the percentage of aggregate indebtedness to net capital cannot exceed 1500%.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital required pursuant to Rule 15c3-1 and the corresponding computation prepared by MetLife Investors Distribution Company, and included in the Company's unaudited Part II Focus report filing as of December 31, 2005, filed on January 23, 2006.

METLIFE INVESTORS DISTRIBUTION COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

MetLife Investors Distribution Company is exempt from the reserve requirements under Section (k)(1) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors and Stockholder of
MetLife Investors Distribution Company:

In planning and performing our audit of the financial statements of MetLife Investors Distribution Company (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the

American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2006